CERTIFICATE OF QUALIFIED PERSON

I, Preetham Nayak, P. Eng., as an author of this report entitled “Updated Preliminary Economic Assessment for The Boumadine Polymetallic Project, Kingdom Of Morocco”, prepared for Aya Gold and Silver Inc. and dated 9 September 2026, do hereby certify that:

1)I am a Senior Study Manager with Lycopodium (Americas) Ltd., with a business address at 570-789 West Pender Street, Vancouver, BC V6C 1H2.

2)I am a graduate of the University of British Columbia with a Masters of Applied Science degree, honours Mining Engineering, 2015 and a graduate of the National Institute of Technology Karnataka, India with a Bachelors of Technology degree in Mining Engineering, 2010.

3)I am a Member of Engineers and Geoscientists British Columbia and registered as a Professional Engineer in the province of British Columbia (Licence Number 47553). I have practiced my profession in the mining and metals industry continuously since graduation.

4)My relevant experience for the purpose of the Technical Report includes:

-Over 10 years of experience with design and management of mining projects

-review and report as a consultant on numerous process facilities and mining projects around the world for due diligence and regulatory requirements

-Study manager for several preliminary economic assessment studies in Africa, Australia and Asia.

-Development, execution and interpretation of capital cost estimate and cashflow modelling in precious metals and base metals projects

5)I have read the definition of 'qualified person' set out in National Instrument 43-101 ('NI 43-101') and certify that by virtue of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a 'qualified person' for the purposes of NI 43-101.

6)I have not visited the Boumadine Project site.

7)I am responsible for Sections 1.1, 1.10.1, 1.11, 1.13, 2, 3.2, 19, 21.1.1, 21.1.3, 21.1.6-21.1.10, 21.2.4,
22, 24.1, 25.6, 25.8, 25.9, 26.1, 26.7 and 27 of the Technical Report.

8)I was involved in the previous Technical Report on the Boumadine Project’s preliminary economic assessment.

9)I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Lycopodium

ADM-FRM-037_0

10)To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 20th day of October 2026

[Signed and Sealed] Preetham Nayak, P. Eng.

Lycopodium

ADM-FRM-037_0